                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549



                                    FORM 11-K


                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934 (Fee Required)

                   For the Fiscal Year ended December 31, 1994



                         PROFIT SHARING INVESTMENT PLAN

                                       OF

                            FIRSTIER FINANCIAL, INC.

                     (Issuer) and Participating Subsidiaries


                               1700 Farnam Street
                             Omaha, Nebraska  68102

          FIRSTIER FINANCIAL, INC.
          PROFIT SHARING INVESTMENT PLAN

          FINANCIAL STATEMENTS AS OF
          DECEMBER 31, 1994 AND 1993
          AND SUPPLEMENTAL DATA
          TOGETHER WITH AUDITORS' REPORTS

                            FIRSTIER FINANCIAL, INC.

                         PROFIT SHARING INVESTMENT PLAN

                          INDEX TO FINANCIAL STATEMENTS


Report of Independent Public Accountants



Statements of Net Assets Available for Plan Benefits as of
  December 31, 1994 and 1993



Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1994



Notes to Financial Statements--December 31, 1994 and 1993



Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes as of
    December 31, 1994                                            SCHEDULE I

  Schedule of 5% Reportable Transactions for the
    Year Ended December 31, 1994                                 SCHEDULE II


Supplemental Schedules Omitted as Not Applicable:

  Investment Assets Both Acquired and Disposed of
    Within the Plan Year

  Loans or Fixed Income Obligations

  Leases in Default or Classified as Uncollectible

  Nonexempt Transactions

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Retirement Committee of
FirsTier Financial, Inc.
Profit Sharing Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of FirsTier Financial, Inc. Profit Sharing Investment Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994, as listed in the accompanying index. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and 5% reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Omaha, Nebraska,
  June 13, 1995

                            FIRSTIER FINANCIAL, INC.

                         PROFIT SHARING INVESTMENT PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1994

                                 (NOTES 1 AND 2)



                                                                                                          FirsTier
                                                             Fixed                                      Financial, Inc.
                                              Balanced       Income         Equity           Bond          Common         Combined
                                                Fund          Fund           Fund            Fund        Stock Fund         Funds
                                            -----------    ----------     -----------     ----------   ---------------   -----------
ASSETS:
  Investments, at current value (Note 3)-
    U.S. Government obligations            $       -       $1,707,690     $      -       $      -        $      -        $ 1,707,690
    U.S. Government agencies                       -        1,989,529            -              -               -          1,989,529
    FirsTier Bank, N.A., Omaha, Collective
      Investment Funds-
        Employee Benefit Trust Bond Fund      8,655,649          -               -         2,117,939            -         10,773,588
        Employee Benefit Value Added
          Common Stock Fund                   8,777,575          -         10,113,735           -               -         18,891,310
    FirsTier Financial, Inc. common stock          -             -               -              -         12,163,386      12,163,386
    Corporate and other bonds                      -        2,146,778            -              -               -          2,146,778
    Cash and cash equivalents                    60,677     2,411,162          45,439         27,781          22,348       2,567,407
    Participant notes receivable (Note 5)       793,080          -               -              -               -            793,080
                                            -----------    ----------     -----------     ----------     -----------     -----------
          Total investments                  18,286,981     8,255,159      10,159,174      2,145,720      12,185,734      51,032,768
                                            -----------    ----------     -----------     ----------     -----------     -----------
   Receivables-
     Employer profit sharing contribution       760,019       271,171         484,847         74,407         555,814       2,146,258
     Employer matching contribution             320,762       122,771         211,625         27,246         254,088         936,492
     Accrued investment income                      240        84,901             189            142         100,403         185,875
     Interfund transfers, net                    (5,402)         (738)          2,753            885           2,502            -
     Other                                      194,367        (1,416)        (57,800)      (105,001)         61,280          91,430
                                            -----------    ----------     -----------     ----------     -----------     -----------
          Total receivables                   1,269,986       476,689         641,614         (2,321)        974,087       3,360,055
                                            -----------    ----------     -----------     ----------     -----------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $19,556,967    $8,731,848     $10,800,788     $2,143,399     $13,159,821     $54,392,823
                                            ===========    ==========     ===========     ==========     ===========     ===========



The accompanying notes are an integral part of this statement.

                            FIRSTIER FINANCIAL, INC.

                         PROFIT SHARING INVESTMENT PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1993

                                 (NOTES 1 AND 2)


                                                                                                          FirsTier
                                                             Fixed                                     Financial, Inc.
                                              Balanced       Income          Equity          Bond          Common         Combined
                                                Fund          Fund           Fund            Fund        Stock Fund         Funds
                                            -----------    ----------     -----------     ----------   ---------------   -----------
ASSETS:
  Investments, at current value (Note 3)-
    U.S. Government obligations            $       -       $  251,330     $      -       $     -         $      -        $   251,330
    U.S. Government agencies                       -        3,523,957            -             -                -          3,523,957
    FirsTier Bank, N.A., Omaha, Collective
      Investment Funds-
        Employee Benefit Trust Bond Fund      8,475,411          -               -         1,975,570            -         10,450,981
        Employee Benefit Value Added
          Common Stock Fund                   9,132,521          -          8,772,955           -               -         17,905,476
    FirsTier Financial, Inc. common stock          -             -               -              -         11,485,012      11,485,012
    Corporate and other bonds                      -        4,363,825            -              -               -          4,363,825
    Cash and cash equivalents                    87,416       139,366          96,292         19,019         121,088         463,181
    Participant notes receivable (Note 5)       634,519          -               -              -               -            634,519
                                            -----------    ----------     -----------     ----------     -----------     -----------
          Total investments                  18,329,867     8,278,478       8,869,247      1,994,589      11,606,100      49,078,281
                                            -----------    ----------     -----------     ----------     -----------     -----------
  Receivables-
    Employer profit sharing contribution        765,266       300,896         391,561         78,836         518,545       2,055,104
    Employer matching contribution              320,449       134,685         175,873         28,280         235,835         895,122
    Participants' contributions                  25,866         9,910          16,161          3,039          21,346          76,322
    Accrued investment income                       220       107,178             328             61          90,544         198,331
    Interfund transfers, net                        298        61,118        (112,947)        (2,037)         53,568            -
    Other                                       270,962         2,631          50,000         75,600            -            399,193
                                            -----------    ----------     -----------     ----------     -----------     -----------
          Total receivables                   1,383,061       616,418         520,976        183,779         919,838       3,624,072
                                            -----------    ----------     -----------     ----------     -----------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $19,712,928    $8,894,896      $9,390,223     $2,178,368     $12,525,938     $52,702,353
                                            ===========    ==========      ==========     ==========     ===========     ===========


The accompanying notes are an integral part of this statement.

                            FIRSTIER FINANCIAL, INC.

                         PROFIT SHARING INVESTMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                 (NOTES 1 AND 2)


                                                                                                          FirsTier
                                                             Fixed                                     Financial, Inc.
                                              Balanced       Income         Equity           Bond          Common        Combined
                                                Fund          Fund           Fund            Fund        Stock Fund         Funds
                                            -----------    ----------     -----------     ----------   ---------------  -----------
ADDITIONS:
  Contributions-
    Employer profit sharing                $    760,019    $  271,171     $   484,847    $    74,407     $   555,814    $ 2,146,258
    Employer matching                           320,762       122,771         211,625         27,246         254,088        936,492
    Participants                                647,713       224,925         456,899         62,576         560,250      1,952,363
                                            -----------    ----------     -----------     ----------     -----------    -----------
                                              1,728,494       618,867       1,153,371        164,229       1,370,152      5,035,113
  Investment income-
    Interest                                     79,224       374,321           4,905          2,887          15,909        477,246
    Dividends                                      -             -               -              -            391,888        391,888
                                            -----------    ----------     -----------     ----------     -----------    -----------
                                                 79,224       374,321           4,905          2,887         407,797        869,134
                                            -----------    ----------     -----------     ----------     -----------    -----------
  Net appreciation, in fair value of
   investments-
    Net realized gains (losses)                 407,972       (35,066)             70          8,812          81,533        463,321
    Net change in unrealized appreciation
      (depreciation)-
         U.S. Government obligations               -          (10,183)           -              -               -           (10,183)
         U.S. Government agencies                  -          (32,280)           -              -               -           (32,280)
         FirsTier Bank, N.A., Omaha,
           Collective Investment Funds-
             Employee Benefit Trust Bond
              Fund                             (459,338)         -               -           (80,780)           -          (540,118)
             Employee Benefit Value Added
               Common Stock Fund               (629,760)         -           (339,220)          -               -          (968,980)
         FirsTier Financial, Inc. common
          stock                                    -             -               -              -           (593,419)      (593,419)
         Corporate and other bonds                 -          (31,806)           -              -               -           (31,806)
                                            -----------    ----------     -----------     ----------     -----------    -----------
                                             (1,089,098)      (74,269)       (339,220)       (80,780)       (593,419)    (2,176,786)
                                            -----------    ----------     -----------     ----------     -----------    -----------
                                               (681,126)     (109,335)       (339,150)       (71,968)       (511,886)    (1,713,465)
                                            -----------    ----------     -----------     ----------     -----------    -----------

  Employee rollovers and other transfers         39,094        35,801          58,173        112,797          44,407        290,272

  Net interfund transfers                      (285,624)     (203,671)        970,806       (141,557)       (339,954)          -
                                            -----------    ----------     -----------     ----------     -----------    -----------
          Total additions                       880,062       715,983       1,848,105         66,388         970,516      4,481,054

DEDUCTIONS:
  Distributions to participants               1,037,754       875,345         437,633        101,449         406,106      2,858,287
  Other                                          (1,731)        3,686             (93)           (92)        (69,473)       (67,703)
                                            -----------    ----------     -----------     ----------     -----------    -----------
          Total deductions                    1,036,023       879,031         437,540        101,357         336,633      2,790,584
                                            -----------    ----------     -----------     ----------     -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS                  (155,961)     (163,048)      1,410,565        (34,969)        633,883      1,690,470

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                          19,712,928     8,894,896       9,390,223      2,178,368      12,525,938     52,702,353
                                            -----------    ----------     -----------     ----------     -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                               $19,556,967    $8,731,848     $10,800,788     $2,143,399     $13,159,821    $54,392,823
                                            ===========    ==========     ===========     ==========     ===========    ===========



The accompanying notes are an integral part of this statement.

                            FIRSTIER FINANCIAL, INC.

                         PROFIT SHARING INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993


1. PLAN DESCRIPTION:

The following description of the FirsTier Financial, Inc. Profit Sharing Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan sponsored by FirsTier Financial, Inc.; FirsTier Bank, N.A., Omaha; FirsTier Bank, N.A., Lincoln; FirsTier Bank, N.A., Scottsbluff; FirsTier Bank, N.A., Norfolk; FirsTier Securities, Inc.; and Wyoming Trust and Management Company (collectively, the Sponsor). Prior to January 1, 1993, an employee became eligible to participate on the first January 1 or July 1 after receiving credit for one year of service, as defined. Effective January 1, 1993, the Plan was amended to allow employees to become eligible the first January 1, April 1, July 1 or October 1 after receiving credit for one year of service, as defined.

PARTICIPANT CONTRIBUTIONS

A participant may make deductible voluntary contributions from one percent to ten percent of eligible compensation under a salary reduction agreement, subject to certain Internal Revenue Code limitations. The Plan also provides for rollovers of lump-sum distributions by participants from certain individual retirement accounts.

SPONSOR CONTRIBUTIONS

The Plan allows the Sponsor to make contributions solely on a discretionary basis. The Sponsor's contribution consists of a matching contribution and a profit sharing contribution.

The Sponsor's matching contribution is added to the accounts of those participants who have made voluntary contributions for the year as noted above. The matching contribution applies only to the first five percent of the compensation which is subject to a salary reduction agreement and is credited to individual participant accounts based on years of service. Any remaining amount of the Sponsor's contribution is shared by all Plan participants, whether or not they have made voluntary contributions, based on the participant's compensation compared to all participants' combined compensation. The total contribution by the Sponsor for 1994 was $3,082,750.

ACTIVE PARTICIPANT ACCOUNTS

Each active participant's account is credited with the participant's voluntary contributions, Sponsor contributions, an allocation of the investment income and forfeitures of terminated participants' nonvested accounts.

VESTING

Participants are immediately vested in their voluntary contributions and the earnings thereon. Participants are vested in the remainder of their accounts based upon years of service, as defined, whereby partial vesting begins after one year of service and participants are fully vested after seven years of service.

PAYMENT OF BENEFITS

Distributions of Plan benefits are made commencing no earlier than a participant's death, retirement, disability or termination of employment. Upon any of these events, the undistributed vested portion of a participant's account is transferred from an active participant account to a matured participant account. The amount of benefits paid is based on the value of the participant's account and is paid by the trustee to the participant in accordance with various options defined in the Plan. At December 31, 1994, the Plan had 25 participants who had requested payment but had not received benefits totaling $243,611.

MATURED PARTICIPANT ACCOUNTS

The matured participant accounts are reflected in the financial statements since the accounts still remain under the protection of the Plan. However, a separate accounting is made of these accounts apart from the assets of the active participants of the Plan. An allocation of investment income is made to the matured participant accounts but no further contributions can be made to the accounts after participants are transferred to the matured participant account status. At December 31, 1994 and 1993, the net assets attributable to these matured accounts were $7,384,200 and $7,705,273, respectively.

Prior to January 1, 1993, matured account participants were allowed to invest, at their option, in investments outside the five basic funds offered to the active participants. Effective January 1, 1993, the accounting for the matured participants was integrated with the assets of the active participants and the matured participants were limited to the five basic investment options offered by the Plan.

TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). If the Plan is terminated, participants become fully vested with respect to benefits accrued to the date of such termination or discontinuance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on an accrual basis of accounting.

TRUST FUNDS MANAGED BY FIRSTIER BANK, N.A., OMAHA

Under the terms of a trust agreement between FirsTier Financial, Inc. and the Plan, the FirsTier Bank, N.A., Omaha, Trust Division (the Bank) manages trust funds on behalf of the Plan. The Bank has been granted discretionary authority concerning purchases and sales of investments in the trust funds. The investment and changes therein of the trust funds have been reported to the Plan by the Bank as having been determined through the use of current values for all assets and liabilities of the trust funds. Cost is based on the purchase price of assets held.

The FirsTier Bank, N.A., Omaha, Employee Benefit Trust Bond Fund is a collective investment fund consisting primarily of fixed income securities. The FirsTier Bank, N.A., Omaha, Employee Benefit Value Added Common Stock Fund is a collective investment fund consisting primarily of equity securities. Accumulated interest and dividend income and realized gains and losses on security sales are retained by the funds for reinvestment purposes as opposed to being distributed to unit holders. Such interest and dividend income is accounted for as investment income and net realized gains and losses are accounted for as net appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits.

INVESTMENT VALUATION

Current values are based on the latest quoted market prices for investments listed on national exchanges. Unlisted investments are valued at the latest bid prices, broker quotations or at fair value as determined by the Trust Investment Committee of the Bank.

SECURITY TRANSACTIONS

Security transactions are accounted for on the trade date (date the securities are purchased or sold). The specific cost basis is used in determining the cost of investment securities sold.

EXPENSES OF THE PLAN

All administrative expenses of the Plan, including trustee fees, are paid by the Sponsor.

3. INVESTMENTS:

The Plan's assets managed by the current trustee are separated into five investment funds - the Balanced Fund, Fixed Income Fund, Equity Fund, Bond Fund and FirsTier Financial, Inc. Common Stock Fund. Participants may select the fund(s) in which to invest and are permitted to change this election quarterly. Employer and employee contributions are initially deposited in a holding account and then disbursed to the designated investment fund(s).

Investments that individually represent 5 percent or more of the Plan's net assets are separately identified in the accompanying statements of net assets available for plan benefits.

4. TAX STATUS:

The Plan was established to qualify under the Internal Revenue Code as exempt from federal income taxes. In December 1994, the Sponsor executed a restated Profit Sharing Investment Plan and Trust Agreement. This restatement was made in order to conform with the requirements of the Tax Reform Act of 1986 and subsequent legislation. The provisions of the newly adopted plan document are not significantly different than those of the previous plan document. The Plan obtained its latest determination letter on March 17, 1988, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. As the provisions of the Plan were not significantly changed, the plan administrator and the Plan's legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt.

5. PARTICIPANT NOTES RECEIVABLE:

Participants are allowed to borrow from the Plan amounts not to exceed the lesser of (a) $50,000 or (b) 50 percent of their vested accrued benefit, or if greater, the total vested accrued benefit up to $10,000. The interest rate on the notes is determined by the Plan Retirement Committee and is based on the prevailing market rate. The interest rates at December 31,

1994 and 1993, ranged from 6.25 percent to 12.00 percent. Maturity dates on the notes ranged from 1995 to 2014. The change in participant notes receivable between December 31, 1994 and 1993, is as follows:


     Balance, December 31, 1993               $ 634,519
       New loans                                245,891
       Interest income                           60,260
       Loan payments and other                (147,590)
                                              ---------
     Balance, December 31, 1994               $ 793,080
                                              =========

6. SUBSEQUENT EVENT:

On January 3, 1995, FirsTier Financial, Inc. acquired the Cornerstone
Bank Group, Inc. (Cornerstone) through an exchange of stock.  Effective
January 1, 1995, Cornerstone's Retirement Savings Plan and Trust (Cornerstone's
Plan) was merged into the Plan, which assumed the assets and liabilities of Cornerstone's Plan. Such assets and liabilities, as well as participant balances totaling approximately $2,590,000, were transferred by the Trustee to the Plan on January 11, 1995.

                                                                      SCHEDULE I

                            FIRSTIER FINANCIAL, INC.

                         PROFIT SHARING INVESTMENT PLAN


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1994




                                                               Number of Shares                        Fair Market
                      Description                            or Principal Amount         Cost             Value
- -----------------------------------------------------------  -------------------     ------------      -----------
BALANCED FUND:
  FirsTier Bank, N.A., Omaha, Collective Investment Funds-
    *Employee Benefit Trust Bond Fund                                106,835          $ 6,596,485      $ 8,655,649
    *Employee Benefit Value Added Common Stock Fund                   43,362            4,472,680        8,777,574
                                                                                      -----------      -----------
          Total Common Trust Funds                                                     11,069,165       17,433,223
  Cash and Cash Equivalents-
    Short-Term Investment Company Prime Portfolio                     60,678               60,678           60,678

  *Participant Notes Receivable, at interest rates ranging
    from 6.25 percent to 12.00 percent, maturity dates
    ranging from 1995 to 2014                                                             793,080          793,080
                                                                                      -----------      -----------
Total Balanced Fund                                                                   $11,922,923      $18,286,981
                                                                                      ===========      ===========

____

    *Indicates a party-in-interest.

                                                                      SCHEDULE I
                                                                       Continued

                            FIRSTIER FINANCIAL, INC.

                         PROFIT SHARING INVESTMENT PLAN


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1994




                                                               Number of Shares                        Fair Market
                      Description                            or Principal Amount         Cost             Value
- ----------------------------------------------------------   -------------------      -----------      -----------
FIXED INCOME FUND:
  U.S. Government Agencies-
    Federal Home Loan Mortgage Corp., 4.06 percent
      note, due March 24, 1995                                       250,000          $   250,000      $   248,595
    Federal Home Loan Bank, 4.09 percent note, due
      June 21, 1995                                                  125,000              125,469          123,363
    Federal Home Loan Bank, 4.00 percent note, due
      July 19, 1995                                                  500,000              500,000          493,040
    Federal Farm Credit Bank, 3.98 percent note, due
      August 25, 1995                                                250,000              250,000          245,200
    Federal Farm Credit Bank, 3.88 percent note, due
      September 1, 1995                                              250,000              250,078          245,000
    Federal Home Loan Bank, 4.08 percent note, due
      September 22, 1995                                             250,000              250,000          244,455
    Federal Home Loan Bank, 3.81 percent note, due
      October 4, 1995                                                400,000              400,000          389,876
                                                                                      -----------      -----------
          Total U.S. Government Agencies                                                2,025,547        1,989,529
                                                                                      -----------      -----------

U.S. Government Obligations-
    U.S. Treasury bills, due March 30, 1995                          500,000              492,975          492,793
    U.S. Treasury bills, due April 27, 1995                          500,000              489,628          489,477
    U.S. Treasury bills, due June 29, 1995                           500,000              484,225          484,090
    U.S. Treasury notes, 4.00 percent, due January 31,
      1996, dated January 31, 1994                                   250,000              249,478          241,330
                                                                                      -----------      -----------
         Total U.S. Government Obligations                                            $ 1,716,306      $ 1,707,690
                                                                                      -----------      -----------

                                                                      SCHEDULE I
                                                                       Continued

                            FIRSTIER FINANCIAL, INC.

                         PROFIT SHARING INVESTMENT PLAN


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1994



                                                               Number of Shares                        Fair Market
                      Description                            or Principal Amount          Cost            Value
- ----------------------------------------------------------   -------------------      -----------      -----------
  Corporate and Other Bonds-
    General Electric Capital Corporation, notes,
      5.63 percent, due January 15, 1995                             250,000          $   253,893      $   250,000
    Southern California Edison, First and Refinanced
      Mortgage Bonds, 5.55 percent, due February 1, 1995             910,000              923,291          909,363
    American Brands Inc. notes, 5.25 percent, due
      July 15, 1995                                                  500,000              509,500          494,765
    General Electric Capital Corporation notes,
      5.25 percent, due November 15, 1995                            500,000              508,750          492,650
                                                                                      -----------      -----------
          Total Corporate and Other Bonds                                             $ 2,195,434      $ 2,146,778
                                                                                      -----------      -----------
  Cash and Cash Equivalents-
    Short-Term Investment Company Prime Portfolio                  2,411,162          $ 2,411,162      $ 2,411,162
                                                                                      -----------      -----------
Total Fixed Income Fund                                                               $ 8,348,449      $ 8,255,159
                                                                                      ===========      ===========
EQUITY FUND:
  *FirsTier Bank, N.A., Omaha, Employee Benefit Value
    Added Common Stock Fund                                           49,962          $ 6,887,559      $10,113,735
  Cash and Cash Equivalents-
    Dreyfus Treasury Prime Cash Management                            45,439               45,439           45,439
                                                                                      -----------      -----------
Total Equity Fund                                                                     $ 6,932,998      $10,159,174
                                                                                      ===========      ===========

- -----

     *Indicates a party-in-interest.

                                                                      SCHEDULE I
                                                                       Continued

                            FIRSTIER FINANCIAL, INC.

                         PROFIT SHARING INVESTMENT PLAN


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1994



                                                               Number of Shares                       Fair Market
                       Description                           or Principal Amount         Cost             Value
- ---------------------------------------------------------    -------------------      -----------     ------------
BOND FUND:
  *FirsTier Bank, N.A., Omaha, Employee Benefit Trust
    Bond Fund                                                         26,141          $ 1,946,252      $ 2,117,939

  Cash and Cash Equivalents-
    Dreyfus Treasury Prime Cash Management                            27,781               27,781           27,781
                                                                                      -----------      -----------
Total Bond Fund                                                                       $ 1,974,033      $ 2,145,720
                                                                                      ===========      ===========

FIRSTIER FINANCIAL INC. COMMON STOCK FUND:
  *FirsTier Financial, Inc. Common Stock                             384,613          $ 9,638,856      $12,163,386

  Cash and Cash Equivalents-
    Dreyfus Treasury Prime Cash Management                            22,348               22,348           22,348
                                                                                      -----------      -----------
Total FirsTier Financial Inc. Common Stock Fund                                       $ 9,661,204      $12,185,734
                                                                                      ===========      ===========

Total Combined Investments                                                            $38,839,607      $51,032,768
                                                                                      ===========      ===========

- -----

     *Indicates a party-in-interest.

                                                                     SCHEDULE II

                            FIRSTIER FINANCIAL, INC.

                         PROFIT SHARING INVESTMENT PLAN


                     SCHEDULE OF 5% REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994



                                                                 Purchases                             Sales
                                                         -------------------------  -----------------------------------------------
                                                           Number of       Total      Number of                 Selling    Net Gain
                     Description                         Transactions       Cost    Transactions     Cost        Price      (Loss)
- ------------------------------------------------------   ------------   ----------  ------------  ----------   ---------   --------
BALANCED FUND:
  *FirsTier Bank, N.A., Omaha, Employee Benefit Value
    Added Common Stock Fund                                    5        $  558,566          3    $   283,639     556,343   $272,704
  Short-Term Investment Company Prime Portfolio               43         3,494,592         84      3,475,533   3,475,533       -

FIXED INCOME FUND:
  Short-Term Investment Company Prime Portfolio               79         7,737,213         57      5,426,327   5,426,327       -

  U.S. Treasury Bills                                          8         3,688,832          5      2,222,004   2,222,003          1


EQUITY FUND:
  *FirsTier Bank, N.A., Omaha, Employee Benefit Value
     Added Common Stock Fund                                  11         1,680,000         -            -           -          -
  Master Reserves Trust Money Market Fund                     23         1,270,491         19      1,366,783   1,366,783       -
  Dreyfus Treasury Prime Cash Management                      18           689,866         19        644,426     644,426       -

BOND FUND:
  Master Reserves Trust Money Market Fund                     25           462,553         18        481,572     481,572       -
  Dreyfus Treasury Prime Cash Management                      21           215,423         14        187,643     187,643       -

FIRSTIER FINANCIAL, INC. COMMON STOCK FUND:
  Master Reserves Trust Money Market Fund                     25         1,811,587         30      1,932,674   1,932,674       -
  Dreyfus Treasury Prime Cash Management                      22           754,906         22        732,557     732,557       -

- ------

    *Indicates a party-in-interest.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 11-K

                                      INDEX


                                                                        Page No.
Item 4.                                                                 --------

     Plan Financial Statements and Schedules as of
          December 31, 1994 and 1993, and Independent
          Public Accountants' Report . . . . . . . . . . . . . . . . .    1-16



Exhibit 1.

     Consent of Independent Public Accountants . . . . . . . . . . . .      17


                                     ######


                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        FIRSTIER FINANCIAL, INC.
                                        PROFIT SHARING INVESTMENT PLAN


Date:   June 28, 1995                   By: /s/ John F. Mock
                                           ---------------------------
                                           John F. Mock
                                           Retirement Committee Member